Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-228157
December 9, 2020

REALTY INCOME CORPORATION

PRICING TERM SHEET

0.750% Notes due 2026

1.800% Notes due 2033

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated December 9, 2020 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated November 5, 2018 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Anticipated Rating:[1]	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by Standard & Poor Global Ratings (stable outlook)

Trade Date:	December 9, 2020

Expected Settlement Date:	December 14, 2020 (T+3)

Delayed Settlement:

The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the third business day following the date of this pricing term sheet. Under rules of the Securities and Exchange Commission, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Net Proceeds:	Approximately $711.5 million after deducting the underwriting discounts but before deducting other estimated expenses payable by the Company

Use of Proceeds:

The Company intends to use the net proceeds of this offering, along with available cash and additional borrowings, as necessary, to redeem all $950.0 million aggregate principal amount of its outstanding 3.250% Notes due 2022 (the “2022 notes”) at the applicable redemption price, plus accrued interest, and/or to use net proceeds for general corporate purposes, which may include acquisitions, improvements of existing properties and/or repayment of borrowings under its $3.0 billion revolving credit facility and/or its $1.0 billion commercial paper program. On December 9, 2020, the Company issued a notice of redemption for all

1  Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

$950.0 million aggregate principal amount of its outstanding 2022 notes. The Company expects to redeem the 2022 notes on January 8, 2021. On December 4, the Company had no outstanding borrowings under its revolving credit facility and $300.0 million of outstanding commercial paper notes under its commercial paper program. As of December 4, 2020, the Company had a total of approximately $531.4 million in cash and cash equivalents. For information concerning potential conflicts of interest that may arise from the Company’s use of proceeds to repay borrowings under its $3.0 billion revolving credit facility or its $1.0 billion commercial paper program, see “Underwriting (Conflicts of Interest)—Other Relationships” and “Underwriting (Conflicts of Interest)—Conflicts of Interest” in the Preliminary Prospectus Supplement. For information on the redemption price of the 2022 notes, see “Prospectus Supplement Summary—Recent Developments—Redemption of Outstanding 3.25% Notes Due 2022” in the Preliminary Prospectus Supplement.

Securities:	0.750% Notes due 2026 (the “2026 notes”)
1.800% Notes due 2033 (the “2033 notes”)

The 2026 notes and the 2033 notes (collectively, the “notes”) will each constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Principal Amount:	2026 notes: $325,000,000
2033 notes: $400,000,000

Maturity Date:	2026 notes: March 15, 2026
2033 notes: March 15, 2033

Interest Rate:	2026 notes: 0.750% per annum, accruing from December 14, 2020
2033 notes: 1.800% per annum, accruing from December 14, 2020

Interest Payment Dates:	2026 notes: March 15 and September 15, commencing March 15, 2021
2033 notes: March 15 and September 15, commencing March 15, 2021

Price to Public:	2026 notes: 99.192%, plus accrued interest, if any
2033 notes: 98.470%, plus accrued interest, if any

Spread to Benchmark Treasury:	2026 notes: +50 basis points
2033 notes: +100 basis points

Benchmark Treasury:	2026 notes: 0.375% due November 30, 2025
2033 notes: 0.875% due November 15, 2030

Benchmark Treasury Price/Yield:	2026 notes: 99-26 ¾ / 0.408%
2033 notes: 99-12 / 0.941%

Reoffer Yield:	2026 notes: 0.908%
2033 notes: 1.941%

Optional Redemption:

Prior to February 15, 2026 (the “2026 Notes Par Call Date”), the 2026 notes will be redeemable and, prior to December 15, 2032 (the “2033 Notes Par Call Date”), the 2033 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the

Company at a redemption price equal to the greater of: (a) 100% of the principal amount of the notes of the applicable series to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes of such series to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming that the notes of such series matured and that accrued and unpaid interest on the notes of such series was payable on the 2026 Notes Par Call Date, in the case of the 2026 notes, or the 2033 Notes Par Call Date, in the case of the 2033 notes, discounted to such redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 10 basis points, in the case of the 2026 notes, or 15 basis points, in the case of the 2033 notes, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest on the principal amount of the notes of the applicable series being redeemed to such redemption date.

On and after the 2026 Notes Par Call Date, the 2026 notes will be redeemable and, on and after the 2033 Notes Par Call Date, the 2033 notes will be redeemable, in each case at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the notes of the applicable series to be redeemed, plus accrued and unpaid interest on the principal amount of the notes of such series being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

CUSIP/ISIN:	2026 notes: 756109 AZ7 / US756109AZ71
2033 notes: 756109 BA1 / US756109BA12

Underwriters

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
TD Securities (USA) LLC
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
RBC Capital Markets, LLC
BofA Securities, Inc.
Regions Securities LLC
U.S. Bancorp Investments, Inc.

Co-Lead Managers:	BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Stifel, Nicolaus & Company, Incorporated
Truist Securities, Inc.
UBS Securities LLC

Senior Co-Managers:	BNP Paribas Securities Corp.
Comerica Securities, Inc.
Moelis & Company LLC
Samuel A. Ramirez & Company, Inc.

Co-Managers:	Academy Securities, Inc.
Berenberg Capital Markets LLC
Evercore Group L.L.C.
MUFG Securities Americas Inc.
Siebert Williams Shank & Co., LLC

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $3.0 billion revolving credit facility.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $3.0 billion revolving credit facility.

Stifel, Nicolaus & Company, Incorporated may pay an unaffiliated entity, which is also a lender under the Company’s $3.0 billion revolving credit facility, or its affiliate a fee in connection with this offering.

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Wells Fargo Securities, LLC by telephone (toll free) at 1-800-645-3751, Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, J.P. Morgan Securities LLC by telephone (collect) at 1-212-834-4533 or TD Securities (USA) LLC by telephone (toll free) at 1-855-495-9846.